Good day,

Attached is the proxy statement and information about the upcoming Voya SmallCap Opportunities Fund shareholder meeting.

Every vote is important and helps Voya SmallCap Opportunities Fund reach the vote requirement for the meeting, which is scheduled to be held on Tuesday, September 27, 2022. The Board unanimously recommends a vote in favor of the proposal, which is described in detail in the attached proxy statement.

We would be happy to assist by answering any questions about the proposal and by recording a vote over the phone. Voting by phone is a quick way to participate, ensuring that enough votes are received to hold the meeting.

Please call toll-free 1-888-916-1746 and provide reference number <<GS Number>>. We are available from 9:00am until 11:00pm Eastern Time weekdays and from Noon to 6:00pm Eastern Time on Saturday.

If you do not wish to receive any further commercial email, please reply to this email with 'UNSUBSCRIBE', or write to:

Computershare

211 Quality Circle, Ste. 210

College Station, TX 77845

Thank you for your time and attention to this matter. We look forward to your call.

Best regards,

<<Supervisor>>

<<GS Number>>

Computershare

1-888-916-1746

211 Quality Circle, Ste. 210 College Station, TX 77845 www.cfs.computershare.com

| CERTAINTY | INGENUITY | ADVANTAGE |

If you do not wish to receive any further commercial email, please reply to this email with 'UNSUBSCRIBE', or write to:

Computershare

211 Quality Circle, Ste. 210

College Station, TX 77845